UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on enhancing the Shareholder Remuneration Policy

—

Rio de Janeiro, November 24, 2021 – Petróleo Brasileiro S.A – Petrobras informs that its Board of Directors, in a meeting held today, approved the revision of the Shareholder Remuneration Policy (Dividend Policy).

The enhancement of the Dividend Policy has become important because of the anticipated achievement of the target of gross debt below US$ 60 billion in the 3rd quarter of 2021, originally scheduled for 2022.

The Company set an optimal gross debt level of US$ 60 billion, including commitments related to leasing, therefore, for the purposes of the Dividend Policy, it will adopt a flexibility around this debt target, applying a gross debt of US$ 65 billion as a criterion to define the method to calculate the remuneration to be distributed.

Additionally, it was defined that the distribution of remuneration should be made quarterly. The CAPEX of the original free cash flow formula was also adjusted to include the signing bonus of the bidding rounds.

The revision also had the objective of simplifying the Dividend Policy and establishing an annual minimum remuneration, promoting greater predictability to the cash flow payments to shareholders.

In all distribution parameters, the remuneration to shareholders must follow the rules set forth in Law 6,404/76, in the Company's Bylaws, and must not compromise the short, medium, and long-term financial sustainability of the Company.

The Dividend Policy brings the following parameters for the distribution of dividends, which should be followed in the decisions of the Board of Directors and in the Management's proposals to the Annual General Meeting:

1. The Company establishes a minimum annual compensation of US$ 4 billion for fiscal years in which the average price of Brent is above US$ 40/bbl, which may be distributed regardless of its level of indebtedness, as long as the principles set forth in the Policy are observed.

1.1 The minimum annual compensation will be equivalent for common shares and preferred shares, provided that it exceeds the minimum amount for preferred shares set forth in the Company's Bylaws.

2. In case of gross debt equal to or less than US$ 65 billion and accumulated positive result, to be verified in the last accurate quarterly result and approved by the Board of Directors, the Company must distribute to its shareholders 60% of the difference between operating cash flow and investments, according to the equation below, provided that the result of this formula is higher than the amount provided in item 1 and does not compromise the Company's financial sustainability:

Shareholder remuneration = 60% x (Net cash generated from operating activities - Acquisition of PP&E and intangible asset)

3. Regardless of its level of indebtedness, the Company may, in exceptional cases, pay extraordinary dividends, exceeding the minimum legal mandatory dividend and/or the amounts established in items 1 and 2, as long as the Company's financial sustainability is preserved.

Furthermore, the Company may exceptionally promote the distribution of extraordinary dividends even in the event of no net income, once the rules set forth in Law 6,404/76 are complied with and the criteria defined in the Dividend Policy are observed.

The full Dividend Policy is available on the Investor Relations website (www.petrobras.com.br/ri).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer